================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                        Commission File Number 333-101591


                          GERDAU AMERISTEEL CORPORATION

                       4221 W. Boy Scout Blvd., Suite 600
                              Tampa, Florida 33607


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [ ]       Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


================================================================================

                                  EXHIBIT LIST

Exhibit        Description
-------        -----------
  99.1         Report of Voting Results at the Annual Meeting of Shareholders
               held on May 6, 2005

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 24, 2005

                                     GERDAU AMERISTEEL CORPORATION


                                     By:     /s/ Robert E. Lewis
                                         ---------------------------------------
                                     Name:   Robert E. Lewis
                                     Title:  Vice-President, General Counsel and
                                             Corporate Secretary